                                                    Exhibit 10(k)


                         AMENDED CONSULTING AGREEMENT
                                      AND
                            COVENANT NOT TO COMPETE


         AMENDED AGREEMENT, made this 28th day of July, 1999, by and between BETHLEHEM STEEL CORPORATION, a Delaware corporation ("Bethlehem"), and Curtis
H.  Barnette, residing at 1112 prospect Avenue, Bethlehem, PA 18018
("Consultant").

                             W I T N E S S E T H:
                             -------------------

         WHEREAS, in recognition of the continued value to Bethlehem of Consultant's extensive knowledge and expertise concerning the business of Bethlehem, Bethlehem desires to be able to retain the Consultant after his termination of employment to perform consulting services for Bethlehem, and the Consultant desires to accept such position all in accordance with the terms and conditions hereof; and

         WHEREAS, Bethlehem and the Consultant desire to amend the Agreement dated July 1, 1993 previously entered into by Bethlehem and the Consultant with respect to the matters covered herein to reflect the agreed upon compensation arrangement for the Consultant's services and certain other matters;

         NOW, THEREFORE, in consideration of the premises and of the covenants and conditions hereinafter set forth, the parties hereto agree as follows:

         1.  Retention of Consultant.  Bethlehem agrees to retain Consultant to
             -----------------------
perform and Consultant agrees to perform, consulting services for Bethlehem upon the terms and conditions hereinafter set forth.

         2.  Term.  The term of this Amended Agreement shall be effective on
             ----
the date of the Consultant's termination of employment and shall extend to the second anniversary of the date of the Consultant's termination of employment, and shall thereafter be extended on a year-to-year basis, subject to termination as provided in Section 9 of this Amended Agreement.

         Notwithstanding anything to the contrary stated herein, the rights and obligations of the parties provided in Section 7 of this Amended Agreement and other Sections of this Amended Agreement relating to said matters dealt with in
Section 7 of this Amended Agreement shall not be affected by the termination of this Amended Agreement prior to the fifth anniversary of the Consultant's termination of employment and shall continue to be effective after such termination of this Amended Agreement until the fifth anniversary of the Consultant's termination of employment.

         3.  Duties and Extent of Services.  Consultant agrees that during the
             -----------------------------
term hereof, he shall offer assistance to Bethlehem and his successor(s) as Chairman and Chief Executive Officer of Bethlehem during the transition period following his termination of employment and furnish consulting services to Bethlehem with respect to the operation of Bethlehem's businesses, including but not limited to services in the areas of corporate strategy, governance, international trade, governmental and public affairs, union relations, legal and community affairs, at such times as are reasonably requested by Bethlehem, but in no event shall such time exceed 45 hours per month unless the parties shall otherwise agree. Consultant agrees that he shall serve Bethlehem during the term hereof faithfully, diligently and to the best of his ability under the direction of the

Chairman and Board of Directors of Bethlehem, and he further agrees that he shall not, directly or indirectly, take any action or knowingly approve the taking of any action by any other person which would injure the business of Bethlehem or bring Bethlehem into disrepute.

         Consultant shall have the right, during the term hereof, to engage or participate in, or become employed by, or render advisory or other services in connection with, any and all other business activities, other than for a firm, corporation or business enterprise which then directly or indirectly competes with any of the business operations or activities of Bethlehem as provided in
Section 7 of this Amended Agreement.

         Consultant will coordinate his activities hereunder with the Senior Vice President and Chief Administrative Officer unless otherwise designated by the Chairman or the Board.

         4.  Remuneration.  Bethlehem agrees to pay Consultant, as full
             ------------
compensation for all of the services to be rendered by Consultant under and pursuant to this Amended Agreement, as follows:

         (a) Subject to Section 10, an annual retainer fee of $200,000, payable $50,000 quarterly in advance, shall be paid to Consultant during the term of this Amended Agreement commencing within thirty (30) days following the Consultant's termination of employment. No hourly fees or payments shall be payable in addition to such annual retainer fee(s) with respect to the Consultant's furnishing of services during the term of this Amended Agreement unless the parties shall otherwise agree.

         (b) Bethlehem shall reimburse Consultant for all reasonable expenses properly incurred by him on behalf of Bethlehem in the performance of his duties hereunder, provided that proper vouchers are submitted to Bethlehem by Consultant evidencing such expenses and the purposes for which the same were incurred.

         5.  No Employment Relationship.  Consultant shall be an independent
             --------------------------
contractor and shall have no power to bind Bethlehem or to assume or to create any obligation or responsibility, expressed or implied, on behalf of or in the name of Bethlehem. It is specifically acknowledged by the parties that Bethlehem shall not, with respect to Consultant's consultative services, exercise such control over him as would indicate or establish that a relationship of employer and employee exists between him and Bethlehem.

         6.  Confidentiality.  Consultant agrees that during the period
             ---------------
referred to in Section 7 of this Amended Agreement, or at any time thereafter, he will not disclose or reveal to anyone (other than persons within Bethlehem, including its subsidiaries and affiliates, and then only as required in the performance of his duties) any confidential information relating to the business, techniques, products, operations and affairs of Bethlehem, which is not generally known or recognized as standard practice.

         7.  Restrictive Covenant.  Consultant agrees that, during the period
             --------------------
beginning on the date of the Consultant's termination of employment and ending on the later of (a) the fifth anniversary of the date of the Consultant's termination of employment or (b) the end of the term of this Amended Agreement, he shall not, without the prior written approval of the Board of Directors, directly or indirectly become an officer or director of, or become employed by, or render advisory or other services to, or make any financial investment in, any firm, corporation or business enterprise directly or directly or indirectly competitive with any of the business operations or activities of Bethlehem as currently conducted. Consultant also agrees that, during the period this covenant is in effect and upon reasonable request by Bethlehem, he will disclose to Bethlehem the nature and extent of his business activities which disclosure shall be in sufficient detail to permit Bethlehem to make a reasonable determination that his activities are in conformance with his obligations under this Amended Agreement.

         Nothing contained in this Section 7 shall prohibit or restrict the Consultant from being employed by a law firm that may provide services to a client which is a competitor of Bethlehem provided that the Consultant shall not directly or indirectly assist in the providing of such services. Also, nothing contained in this Section 7 shall prohibit or restrict the Consultant from making any investment in a corporation or other entity whose securities are listed on a United States or Canadian securities exchange or actively traded in the over-the-counter market, so long as such investment does not give the Consultant the right to control or influence the policy decisions of any business operations or activities which are, directly or indirectly, in competition with any of the business operations or activities of Bethlehem.

         The geographical area to which this provision refers is the United States. It is intended that the foregoing provision shall be severable and shall apply separately and distinctly to each of the said states of the United States and within such states to each of the counties and municipalities therein with the same force and effect as though the said covenant was separately expressed with respect to each state, country and municipality. The Consultant declares that the territorial and time limitations under this Amended Agreement are reasonable and are properly required for the adequate protection of Bethlehem.

         8.  Indemnification.  Bethlehem shall indemnify and defend The
             ---------------
Consultant against any and all claims, actions, expenses and liabilities related to or arising from services performed for Bethlehem by the Consultant under this Agreement. Bethlehem shall be responsible for the defense of any actual or threatened legal or administrative action, including any attorney's fees incurred by the Consultant, against the Consultant to which this indemnification provision applies, provided that the Consultant cooperates with the defense and resolution of the action. This indemnification provision shall be in addition to any other indemnification that may be available to the Consultant, and shall apply provided the Consultant has acted in good faith in what he reasonably believes to be in the best interests of Bethlehem and has not engaged in willful misconduct.

         9.  Notices.  Any notices and other communications which are required
             -------
or permitted hereunder, shall be sufficiently given if in writing and personally delivered or sent by registered or certified mail, postage prepaid, return receipt requested, to the parties at their respective addresses, or to such other address or addresses as any party shall have given notice of pursuant hereto.

         10.  Termination.  This Amended Agreement shall be subject to
              -----------
termination as follows:

         (a) at any time, by the mutual consent of the parties, and

         (b) as of the second anniversary of the date of the Consultant's termination of employment or as of any succeeding anniversary date, by Bethlehem or the Consultant for any reason upon ninety (90) days prior written notice to the other party.

         In the case of termination date of this Amended Agreement, the annual retainer fee for such year of services shall be subject to pro-ration based on the ratio of (i) the period measured from the beginning of the year to the date of termination to (ii) the entire year.

         11.  Arbitration.  Disputes arising out of or in connection with the
              -----------
interpretation and application of this Amended Agreement shall be discussed by the Consultant and Bethlehem in good faith negotiations for the purpose of reaching an amicable resolution. Any such disputes which cannot be settled amicably within thirty (30) days after written notice by one party to the other (or after such longer period agreed to in writing by the parties), shall thereafter be settled by binding arbitration in Bethlehem, Pennsylvania, to be conducted pursuant to the rules and procedures then obtaining of the American Arbitration Association and judgment on the award rendered in such arbitration may be entered in any court of competent jurisdiction.

         12.  Successors.  This Amended Agreement shall inure to the benefit of
              ----------
and shall be binding upon Consultant's heirs, executors, administrators, successors and legal representatives, and shall inure to the benefit of and be binding upon Bethlehem and their successors, but Consultant's obligations may not be delegated and, except as otherwise provided herein, Consultant may not assign, transfer, pledge, encumber, hypothecate or otherwise dispose of this Amended Agreement, or any of his rights hereunder (whether by operation of law or otherwise), and any such attempted delegation or disposition shall be null and void without effect.

         13.  Successor Corporations.  It is understood and agreed by
              ----------------------
Consultant that in the event the business of Bethlehem shall be carried on by a successor to Bethlehem, this Amended Agreement shall apply to his consulting services for such successor corporation.

         14.  Severability.  If at any time subsequent to the date hereof, any
              ------------
provision of this Amended Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon and shall not impair the enforceability of any other provision of this Amended Agreement.

         15.  General.  This Amended Agreement has been made in the
              -------
Commonwealth of Pennsylvania and shall be governed by, construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania. This Amended Agreement contains the entire agreement among the parties hereto with respect to the transactions referred to herein or contemplated hereby and may be amended, modified or supplemented only by a written instrument signed by each of the parties. This Amended Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original but all of which shall constitute but one and the same instrument. The paragraph headings contained in this Amended Agreement are for convenience of reference only and shall not be a part of this Amended Agreement.

         IN WITNESS WHEREOF, the parties hereto have duly executed this Amended Agreement as of the day and year first above written.

                                                BETHLEHEM STEEL CORPORATION


                                                By: /s/ A. E. Moffitt, Jr.
                                                    -----------------------

CONSULTANT

/s/ Curtis H. Barnette
-----------------------------

                                                        Exhibit 10(l)


                             CONSULTING AGREEMENT
                                      AND
                            COVENANT NOT TO COMPETE


         AGREEMENT, made this 31st day of January, 2000, by and between BETHLEHEM STEEL CORPORATION, a Delaware corporation ("Bethlehem"), and R. P. Penny, residing at 1666 Country Road, Bethlehem, Pennsylvania 18015 ("Consultant").

                             W I T N E S S E T H:
                             -------------------

         WHEREAS, in recognition of the continued value to Bethlehem, of Consultant's extensive knowledge and expertise concerning the business of Bethlehem, Bethlehem desires to be able to retain the Consultant after his termination of employment to perform consulting services for Bethlehem, and the Consultant desires to accept such position all in accordance with the terms and conditions hereof;

         NOW, THEREFORE, in consideration of the premises and of the covenants and conditions hereinafter set forth, the parties hereto agree as follows:

         1.  Retention of Consultant.  Bethlehem agrees to retain Consultant to
             -----------------------
perform, and Consultant agrees to perform, consulting services for Bethlehem upon the terms and conditions hereinafter set forth.

         2.  Term.  The retention of Consultant hereunder shall be effective on
             ----
the date of the Consultant's termination of employment and shall terminate on the fourth anniversary of the date of the Consultant's termination of employment, unless sooner terminated by mutual written consent of the parties.

         3.  Duties and Extent of Services.  Consultant agrees that during the
             -----------------------------
term hereof, he shall furnish consulting services to Bethlehem with respect to the operation of Bethlehem's businesses at such times as are reasonably requested by Bethlehem, but in no event shall such time exceed 30 hours per month unless the parties shall otherwise agree. Consultant agrees that he shall serve Bethlehem during the term hereof faithfully, diligently and to the best of his ability under the direction of the Chairman and Board of Directors of Bethlehem, and he further agrees that he shall not, directly or indirectly, take any action or knowingly approve the taking of any action by any other person which would injure the business of Bethlehem or bring Bethlehem into disrepute.

         Consultant shall have the right, during the term hereof, to engage or participate in, or become employed by, or render advisory or other services in connection with, any and all other business activities, other than for a firm, corporation or business enterprise which then directly or indirectly competes with any of the business operations or activities of Bethlehem as provided in
Section 7 of this Agreement.

         4.  Remuneration.  Bethlehem agrees to pay Consultant, as full
             ------------
compensation for all of the services to be rendered by Consultant under and pursuant to this Agreement, on a monthly basis at the rate of $200 per hour worked after the third month following Consultant's termination of employment or on such other basis or at such other rate as the parties may mutually agree. Such payments by Bethlehem shall be paid to Consultant at the end of each month in which services are rendered.

         Bethlehem shall reimburse Consultant for all reasonable expenses properly incurred by him on behalf of Bethlehem in the performance of his duties hereunder, provided that proper vouchers are submitted to Bethlehem by Consultant evidencing such expenses and the purposes for which the same were incurred.

         In addition, Bethlehem agrees to pay Consultant a retainer fee of $146,001 which shall be due and payable in three (3) equal installments of $48,667 each as follows: (1) at the end of the first month following Consultant's termination of employment, (2) at the end of the second month following Consultant's termination of employment, and (3) at the end of the third month following Consultant's termination of employment.

         5.  No Employment Relationship.  Consultant shall be an independent
             --------------------------
contractor and shall have no power to bind Bethlehem or to assume or to create any obligation or responsibility, expressed or implied, on behalf of or in the name of Bethlehem. It is specifically acknowledged by the parties that Bethlehem shall not, with respect to Consultant's consultative services, exercise such control over him as would indicate or establish that a relationship of employer and employee exists between him and Bethlehem.

         6.  Confidentiality.  Consultant agrees that during the term of this
             ---------------
Agreement, or at any time thereafter, he will not disclose or reveal to anyone (other than persons within Bethlehem, including it subsidiaries and affiliates, and then only as required in the performance of his duties) any confidential information relating to the business, techniques, products, operations and affairs of Bethlehem, which is not generally known or recognized as standard practice.

         7.  Restrictive Covenant.  Consultant agrees that, during the term of
             --------------------
this Agreement, he shall not, without the prior written approval of the Board of Directors, directly or indirectly become an officer or director of, or become employed by, or render advisory or other services to, or make any financial investment in, any firm, corporation or business enterprise directly or indirectly competitive with any of the business operations or activities of

Bethlehem. Consultant also agrees that, during the term of this Agreement and upon request by Bethlehem, disclose to Bethlehem the nature and extent of his business activities which disclosure shall be in sufficient detail to permit Bethlehem to make a reasonable determination that his activities are in conformance with his obligations under this Agreement.

         Nothing contained in this Section 7 shall prohibit or restrict the Consultant from making any investment in a corporation or other entity whose securities are listed on a United States or Canadian securities exchange or actively traded in the over-the-counter market, so long as such investment does not give the Consultant the right to control or influence the policy decisions of any business operations or activities which are, directly or indirectly, in competition with any of the business operations or activities of Bethlehem.

         The geographical area to which this provision refers is the United States. It is intended that the foregoing provision shall be severable and shall apply separately and distinctly to each of the said states of the United States and within such states to each of the counties and municipalities therein with the same force and effect as though the said covenant was separately expressed with respect to each state, county and municipality. The Consultant declares that the territorial and time limitations under this Agreement are reasonable and are properly required for the adequate protection of Bethlehem.

         8.  Notices.  Any notices and other communications which are required
             -------
or permitted hereunder, shall be sufficiently given if in writing and personally delivered or sent by registered or certified mail, postage prepaid, return receipt requested, to the parties at their respective addresses, or to such other address or addresses as any party shall have given notice of pursuant hereto.

         9.  Arbitration.  Disputes arising out of or in connection with the
             -----------
interpretation and application of this Agreement shall be discussed by the Consultant and Bethlehem in good faith negotiations for the purpose of reaching an amicable resolution. Any such disputes which cannot be settled amicably within thirty (30) days after written notice by one party to the other (or after such longer period agreed to in writing by the parties), shall thereafter be settled by binding arbitration in Bethlehem, Pennsylvania, to be conducted pursuant to the rules and procedures then obtaining of the American Arbitration Association and judgment on the award rendered in such arbitration may be entered in any court of competent jurisdiction.

         10.  Successors.  This Agreement shall inure to the benefit of and
              ----------
shall be binding upon Consultant's heirs, executors, administrators, successors and legal representatives, and shall inure to the benefit of and be binding upon Bethlehem and their successors, but Consultant's obligations may not be delegated and, except as otherwise provided herein, Consultant may not assign, transfer, pledge, encumber, hypothecate or otherwise dispose of this Agreement, or any of his rights hereunder (whether by operation of law or otherwise), and any such attempted delegation or disposition shall be null and void without effect.

         11.  Successor Corporations.  It is understood and agreed by
              ----------------------
Consultant that in the event the business of Bethlehem shall be carried on by a successor to Bethlehem, this Agreement shall apply to his consulting services for such successor corporation.

         12.  Severability.  If at any time subsequent to the date hereof, any
              ------------
provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon and shall not impair the enforceability of any other provision of this Agreement.

         13.  General.  This Agreement has been made in the Commonwealth of
              -------
Pennsylvania and shall be governed by, construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania. This Agreement contains the entire agreement among the parties hereto with respect to the transactions referred to herein or contemplated hereby and may be amended, modified or supplemented only by a written instrument signed by each of the parties. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original but all of which shall constitute but one and the same instrument. The paragraph headings contained in this Agreement are for convenience of reference only and shall not be a part of this Agreement.

         14.  Prior Agreement.  This Agreement cancels and supercedes the
              ---------------
Agreement dated July 1, 1993, between the parties hereto.

         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

                                  BETHLEHEM STEEL CORPORATION


                                  By: /s/ A. E. Moffitt, Jr.
                                     ------------------------



CONSULTANT:

/s/ Roger P. Penny
------------------------

Bethlehem Steel 1999 Annual Report

Letter to Stockholders

To Our Stockholders:

Last year was difficult and challenging for Bethlehem, as it was for most companies in our industry. There were two principal reasons for our disappointing net loss of $183 million. First, we were seriously injured by unprecedented levels of dumped and subsidized steel imports. Second, we had higher operating costs related to outages taken for extensive planned modernization and related maintenance work, principally at our Sparrows Point Division.

     As a result of dumped and subsidized steel imports, shipments were reduced and prices depressed. Average steel prices for our products were down 9% from 1998 prices. Generally for Bethlehem, every 1% increase or decrease in the average realized price per ton for our products results in an increase or decrease in our net sales and pre-tax income of about $40 million.

     We took effective legal, governmental and public affairs actions to reduce unfair trade. As a result, after five consecutive quarters of price declines, we began to experience some price restoration in the fourth quarter of 1999 and the first quarter of 2000 and our order entry has been strengthening.

     During 1999, we also took steps to improve our long-term profitability and we made steady progress toward our Vision to Be the Premier Steel Company:

 .    we completed the safest and most environmentally compliant year in the history of our Company;

 .    we entered into new five-year labor agreements with the United Steelworkers of America that we believe to be fair, reasonable and in the interests of our employees and the Company;

 .    we completed a number of very significant strategic projects at Sparrows
     Point, including the reline of the "L" Blast Furnace, and made substantial progress on construction of the new Cold Mill;

 .    we completed the successful integration of the Bethlehem and Lukens plate businesses, and in January of this year completed our planned divestiture of Lukens' stainless businesses;

 .    we increased the size of our revolving credit arrangement;

 .    we received the General Motors Supplier of the Year Award for the fourth consecutive year and won similar awards from other customers;

 .    we formed two joint-venture companies to help serve the automotive industry --Columbus Coatings Company and Columbus Processing Company;

 .    we advanced e-business and e-commerce by becoming an equity partner in
     MetalSite, an Internet metals marketplace, and we became one of the first in the American steel industry to offer our customers "real-time" status of their orders on our website; and

 .    we completed a successful transition to the year 2000 with no adverse computer issues.

     Since 1992, we have been transforming Bethlehem into a more competitive and modern steel company by focusing on value-added products; utilizing our superior capabilities in technology to provide value-added services to our customers; restructuring through the elimination of underperforming businesses; reorganizing through the establishment of individual business units; reducing our unfunded pension obligation; rebuilding our financial strength and improving our credit ratings; entering into joint ventures in key product lines; and investing in new facilities and modernizing our existing operations.

     Upon completion of Sparrows Point's Cold Mill in 2000 and other projects mentioned later in this report, Bethlehem will be well- positioned to achieve and sustain superior rates of return on the capital we have invested in our businesses, and to continue to rebuild our financial strength and achieve our objective of an investment-grade credit rating. Our investments in facilities and employee development will increase our productivity and help us to improve continuously in everything we do in order to be even more competitive.

     While we have made considerable progress in reshaping our company over the last few years, we face many challenges including excess steel capacity, restoring fair trade in steel and the rising cost of health care. Given the extremely competitive environment in which we operate, we must further increase the intensity of our cost-reduction efforts. We recently announced a series of aggressive actions to improve production and administrative efficiencies and to lower costs. Key changes include consolidating three of our major flat-rolled production divisions -- Burns Harbor, Sparrows Point and Bethlehem Lukens Plate
(BLP) -- into two divisions, establishing a Shared Services unit and a smaller Corporate Center and reducing our salaried workforce company-wide.

     In consolidating our three business divisions, BLP's operations in Coatesville and Conshohocken will be part of the Sparrows Point Division and BLP's 110-inch and 160-inch plate mills located at Burns Harbor will be part of that Division. Our plate product customers recognize the value of the Bethlehem Lukens Plate name and, therefore, we will continue to market plate under that name. The Shared Services unit will consolidate various services that are now performed separately at the business divisions and at various corporate departments.

     We especially want to express our thanks to Roger Penny, former Vice Chairman and Director, who retired this year after 41 years of service with Bethlehem, and to Dean Phypers and Robert McClements, two of our Directors, who will be retiring in April of this year. We greatly appreciate the valuable and dedicated service they have provided to Bethlehem.

     Since 1992, I have been privileged to serve as your Chairman. Your management has taken significant actions since then to restructure and transform Bethlehem into a stronger company to compete in the global steel market. We are now completing an orderly transition to be effective April 25, 2000 to a new management team under the very able leadership of Duane Dunham, who will succeed me as Chairman and Chief Executive Officer. His extensive background in commercial matters, steel operations and general management provides him with the experience required to lead Bethlehem successfully into its Second Hundred Years.

     Duane and I share a common goal that all Bethlehem employees understand what is required to be consistently profitable and to take those daily actions that will give Bethlehem a competitive leadership position and provide you, our stockholders, with increased value.

/s/ Curtis H. Barnette

Curtis H. Barnette
Chairman and
Chief Executive Officer


/s/ Duane R. Dunham

Duane R. Dunham
President and
Chief Operating Officer

January 26, 2000

    Year in Review

Operations
During 1999, we took steps to further strengthen the competitive position of our four core steel businesses.

Burns Harbor

The Burns Harbor Division represents about 40% of our sales and ships flat-rolled sheet products, primarily to the automotive and service center markets. At Burns Harbor, we believe we have one of the most efficient producers of steel anywhere in the world. It has many competitive strengths, including its location and facility layout. Keeping Burns Harbor's leadership position as one of the best steel businesses in the world will require some continuing capital investments and productivity improvements that are currently in the planning stages.

    A major project currently under way to enhance the overall competitiveness of Burns Harbor is our recently formed Columbus Coatings Company, a 50-50 joint venture with The LTV Corporation, to serve the automotive industry's growing requirements for hot dip galvanized and galvannealed sheet steel. The new company will have an annual capacity of approximately 500,000 tons of premium corrosion-resistant steel for automotive applications. Construction of this state-of-the-art facility has started, and production is scheduled to begin during the fourth quarter of 2000.

    Burns Harbor sells about half of its finished product to the automotive industry, and this new coating line joint venture will further strengthen and grow Burns Harbor's position with the major automotive companies located in North America.

    Burns Harbor is already a supplier of choice to the very demanding automotive market. Its consistent and excellent performance with General Motors, its largest customer, has earned it the GM Supplier of the Year Award for four consecutive years, something no other steel company in the world has achieved.

Sparrows Point

The Sparrows Point Division represents about 30% of our sales and ships flat-rolled sheet products, primarily to the construction, service center and container markets. Sparrows Point has undergone the most significant transformation of all of our core businesses. Over the three-year period -- 1998 through 2000 -- Sparrows Point will have completed eight very significant strategic projects:

 .   construction of a new cold sheet mill complex,

 .   reline of its "L" Blast Furnace,

 .   installation of pulverized coal injection for its blast furnace,

 .   modernization of its basic oxygen furnace steelmaking shop,

 .   construction of a new 30-acre scrap-processing yard,

 .   installation of a new wide-slab caster,

 .   renovations to its hot strip mill and

 .   construction of a new roll grinding facility.

The largest of these projects is the new, fully automated and continuous cold sheet mill complex, which is right on schedule. All of the buildings have been erected, cranes are operational and all six mill stands have been installed. Certain components of the mill, such as the hydrogen annealing line and the packaging and shipping facilities, have started. The pickler, skin pass mill, temper mill and tandem mill are all scheduled to start up in the first quarter of 2000, with full production expected to be achieved later in the year.

    We believe that these projects will result in significant improvements to Sparrows Point's competitiveness and return on capital employed. Of the eight projects at Sparrows Point, three of them -- the pulverized coal injection facility, the new scrap-processing yard and the new roll grinding facility -- are in partnership with third parties, and each of these projects has new and more flexible labor contracts covering them.

Bethlehem Lukens Plate (BLP)

The Bethlehem Lukens Plate Division represents about 20% of our sales and ships carbon and alloy plate products, primarily to the construction, machinery and energy markets. BLP was especially hard hit by the high levels of unfairly traded steel imports this past year. As a result, plate prices dropped precipitously to very low levels, and the Division took immediate steps to significantly reduce costs to help offset the adverse affect of these lower prices. We are just now beginning to see an improvement in plate market conditions, and we have recently achieved some modest restoration of plate prices.

    During this past year, we achieved the operating, administrative and other synergies that we had planned with the acquisition of Lukens. We also completed certain improvements to the Steckel plate mill in Conshohocken in accordance with our agreement to provide conversion services to Allegheny Ludlum Corporation. Additionally, with the sale of our stainless sheet operations in Massillon, Ohio in January 2000, we have completed the planned divestiture of the stainless and distribution assets that we acquired as part of the acquisition of Lukens.

    As discussed elsewhere in this report, we have announced that BLP will be consolidated into our Burns Harbor and Sparrows Point Divisions as part of a series of aggressive actions to improve production and administrative efficiencies and lower costs.

    Excess global plate capacity and new domestic capacity being built by competitors means we will continue to face a very challenging business environment in the coming years. As a result, we must continue to aggressively reduce costs while improving quality and service. We believe that we can become North America's premier plate supplier with the widest range of plate products on the continent.

Pennsylvania Steel Technologies (PST)

The Pennsylvania Steel Technologies business represents about 10% of our sales, and ships railroad rails, specialty blooms, flat bars and large-diameter pipe, primarily to the transportation, forging and energy markets.

    PST is one of only two domestic rail producers. This past year, PST's rail business was limited because of the sharp reduction in demand by the Class One railroads, caused in part by the mergers and acquisitions occurring in the railroad industry. As a result, rail demand declined significantly from 1998 levels. We anticipate a rebound in the rail market during 2000 to more normal levels. However, additional domestic capacity recently announced by a potential competitor means PST will continue to face intense competition.

    PST recently rolled an entirely new section of railroad rail that promises longer life through better wheel-to-rail contact. To be the first in the world to roll this new section underscores PST's dedication to new technology in the rail business.

    PST's other major product lines, including its specialty bloom and large-diameter pipe businesses, also suffered this past year. This was primarily because of weakness in energy-related markets. These markets have improved somewhat in recent months and our orders for specialty bloom products have been strengthening.

Concentrating on Steel

We believe that by concentrating on steel, with a focus on being a high-quality, low-cost producer, we will be among the most competitive producers for our products and the markets we serve. We also believe that stockholder value is inextricably linked to our ability to profitably serve our customers, promote partnerships among our employees, fully engage our suppliers and be a good corporate citizen.

Customers

We know that our long-term success depends on our customers' long-term success. We recognize that they have many choices of materials and steel suppliers, and that we will be their primary choice only by providing what they need, when they need it and at fair and competitive prices.

    Because steel users have many options in today's competitive global marketplace, our commercial team must be better informed, equipped and prepared to meet the needs of our customers. We have instituted our Customer Success Process, a cross-functional approach that involves multiple disciplines, to serve our customers. This dynamic process requires customer involvement and uses fact-based information and analysis. We expect significant benefits from this process in the years ahead.

Employees

While companies have many important assets, its employees are the most important. We will be successful only through the efforts of our employees working together as a team with a sense of common purpose and shared goals. We work hard every day at promoting partnerships among our employees by fostering trust, open and honest communications, ongoing education and training, and an acceptance of individual accountability and responsibility.

    We conducted a comprehensive review of our compensation, benefits, work environment and learning and development programs. The purpose of this review was to ensure that our programs reward employees for their contributions toward improving our performance. Bethlehem provides competitive pay and benefits, challenging work, learning opportunities and a safe work environment for its employees. At the same time, employees are responsible for helping us achieve our objectives, satisfy our customers, be flexible and partner with one another in their work.

    We began to train employees company-wide in Six Sigma, a disciplined methodology for reducing process variability. We will continue to expand implementation of Six Sigma for manufacturing and transactional processes to eliminate defects and reduce waste in everything we do, from entering purchase orders to manufacturing and delivering products. The Six Sigma methodology is one of our continuous improvement tools for making a significant impact on the bottom line of our business and satisfying our customers.

    We entered into five-year labor agreements with the United Steelworkers of America that cover represented employees at all of our locations. We believe that these are fair and competitive labor agreements. We established a new annual incentive plan that closely aligns our employees' interests with those of our stockholders. We believe that this supports our objective to have partnerships among employees, to have clear performance expectations, to effectively measure progress and to share the Company's success.

Suppliers

Suppliers represent a significant part of Bethlehem's business. They are an integral part of our success because their products and services result in high-quality, competitively priced products for our customers. Together with our suppliers, we are working aggressively to reduce the costs of the approximately $3 billion of goods and services purchased each year through the ongoing implementation of a process we refer to as Strategic Sourcing.

    The Strategic Sourcing effort began in late 1995 with a simple, easy-to-understand objective -- achieve significant, sustainable reductions in total costs of purchased goods and services. The process brings together employees from throughout the Company to take a well-coordinated and continuous look at the marketplace, the purchasing process and alternative suppliers, and we have achieved some very meaningful results.

    In 1998, we established a Supplier Awards Program that recognizes suppliers that meet or exceed demanding criteria of quality, performance and cost. The Awards Program emphasizes the value we place on suppliers that share our Vision. This past year, we selected 15 companies from the more than 7,000 worldwide providers of products and services. Their performances exemplify the standards we are working to develop with all of our suppliers.

    The following companies were recognized as Premier Suppliers of the Year for their performance in 1999: AMCI/Kepler, Alloy Sling Chain Industries, Ltd., Baker Refractories, Brandenburg Industrial Service Co., Considar, Inc., Elkem Metals Co. L.P., Ficel Transport, Inc., General Conservation Corporation, Koch Metals Division of Koch Carbon,

Inc., Landstar Ligon, C.J. Langenfelder & Son, Inc., Motion Industries, Inc., A. Duie Pyle, Showa Denko Carbon, Inc. and Stauffer Manufacturing Co.

Safety, Environment and Good Citizenship

In last year's Annual Report, we reported that our safety and environmental performance for 1998 was the best ever recorded by our Company. We are especially proud to report that during 1999 we improved on those results and completed the safest and most environmentally compliant year in the history of our Company. Compared with 1998, our lost workday case incidence rate declined by 21%, our all-injury rate declined by 10% and our recordable case rate declined by 9%. Since 1994, when we began a joint safety performance improvement effort with the United Steelworkers of America, our lost workday case incidence rate declined by 67%, and our all-injury and recordable case rates declined by 53%. A major corporate objective is to have zero lost workdays.

    During 1999, we further improved on our excellent 1998 environmental performance. Compared with 1998, our Environmental Compliance Index, our corporate method of measuring environmental compliance, declined by 10%. Our corporate objective is zero environmental incidents.

    Achieving our objective of Being a Good Citizen is substantially enhanced through corporate leadership practices that improve the quality of life and help solve social problems in our communities. We focus on communities where we have an operating presence and, in a limited way, in other areas where our participation will help influence others to address quality of life issues.

    Our good citizenship approach emphasizes charitable contributions, volunteerism and economic development. Giving to the United Way at all of our facilities and individual volunteerism at educational, health services and other nonprofit organizations are regular practices of our employees. Our brownfields economic development initiatives involving almost 3,000 acres at former steel operating sites in Bethlehem and Johnstown, Pennsylvania and in Lackawanna, New York are industry-leading examples of the public-private partnerships that can help revitalize communities. In 1999, we were honored by Pennsylvania's Governor Tom Ridge with a Governor's Award for Environmental Excellence, recognizing our economic revitalization initiatives in Bethlehem, Pennsylvania as a national model for brownfields development. In 1999, Bethlehem became the first company to receive approval from both the U.S. Environmental Protection Agency and the Pennsylvania Department of Environmental Protection for a brownfields remediation plan developed under Pennsylvania's voluntary clean-up program.

Technology

Our research efforts are focused on achieving quality improvements and cost reductions in our operations and working closely with our major customers to identify and incorporate process and product technologies that will benefit our customers' manufacturing operations. For example, we are developing high-strength steels that are readily manufacturable in terms of weldability and formability and that allow automakers to produce cars that are lighter and more fuel-efficient, while maintaining superior crashworthiness.

    Similarly, we are supporting the production of high-performance plate for the bridge market. We recently developed as-rolled high-strength steels that are available in longer lengths than the conventional heat-treated grades and that help reduce customers' fabrication costs. We also provide welding guidelines and corrosion and welding data that demonstrate the excellent properties, and thus superior service performance, of these steels.

    As a result of a well-planned approach over the last five years, we achieved a smooth transition to the year 2000 and continued to operate our business and manufacturing systems and to serve our customers with no adverse computer issues. Also, of great importance, the costs associated with this Y2K effort were very low compared with competitor and industry norms and were charged to normal operating expenses.

Electronic Business

The emerging area of electronic business (e-business) has become increasingly important as we attempt to extend our efforts to reduce our costs and serve our customers. It involves enhanced interactions with our customers, improvements in the speed and efficiency of our manufacturing operations, additional effectiveness of our administrative processes and improved linkage and value from our entire supply chain.

    Internally, we have developed Internet web-based applications at bethsteel.com that provide customers access to order data that is important to their day-to-day operations. Cost of access, ease of use and timely availability of these data improve the effectiveness of our customer relationships and also reduce the total cost of doing business for both organizations. In addition, we are deploying intranet-based applications in such areas as production reporting, logistics and human resources.

    Externally, our recent equity investment in MetalSite, a business-to-business on-line metals marketplace, extends our leadership in the e-business and electronic data interchange (EDI) marketplace. MetalSite provides additional sales channels for our products, integrates order-to-delivery business processes and enables buyers and sellers to be brought together on a global basis. Our overall e-business strategy will continue to address these areas while specifically targeting improvements in customer satisfaction and the streamlining of business processes.

Rebuilding Financial Strength

We were disappointed this past year with our overall financial performance. Our net loss, combined with our high level of capital expenditures, caused us to incur additional debt and increase our financial leverage.

    Our objective is unchanged. We want to achieve a capital structure that will earn us an investment-grade credit rating. To do this, we know that we must further reduce our total debt, including our retiree obligations, and increase our stockholders' equity.

    We have made some progress during the past six years in improving our financial condition, especially in reducing our unfunded pension obligation. Our balance sheet pension liability at the end of 1999 was $410 million compared with $1.6 billion at the end of 1993. Additionally, we had a net unrecognized gain that is not reflected in the pension liability shown on the balance sheet. While accounting rules do not permit the immediate recognition of this net gain, the market value of our pension trust assets at year-end of over $6 billion was essentially equal to our projected benefit obligation. In other words, on this basis our pension obligation was essentially fully funded at the end of 1999.

    Our liquidity totaled $334 million at the end of last year. This consisted of about $100 million in cash and $235 million of available borrowings under our revolving credit arrangement. During 1999, we increased the size of our revolving credit arrangement by $60 million, to $660 million.

    We expect to maintain an adequate level of liquidity during 2000 primarily with cash provided from operations, further reductions in inventory, additional asset sales and available funds under our bank and other financing arrangements.

International Steel Trade

Unfairly traded imports continue to injure Bethlehem and the American steel industry. Both shipments and prices were depressed from pre-crisis levels. Average steel prices for domestic steel companies for all products in 1999 were down from average 1998 steel prices and represent the largest aggregate decline in nearly 20 years. Overall declines in steel prices for domestic steel companies were 8% for hot rolled, 7% for cold rolled and 14% for plate.

    Our trade position is simple and clear. We believe in: (1) open trade, (2) market-based trade, (3) rule-based trade and (4) enforcement of the rules when trade is unfair and injurious.

    We have continued to take appropriate legal, governmental affairs and public affairs actions. Our legal actions have included bringing appropriate trade cases. Our government affairs actions are centered on working closely with the Administration and Congress for the full and unyielding enforcement and strengthening of U.S. trade laws. Our public affairs activities have been coordinated with the United Steelworkers of America in the Stand Up for Steel Campaign. We will continue to take all appropriate actions and believe that they will in due course help to restore fair trade in steel.

Financial Review and Operating

Analysis

Our net loss for 1999 was $183 million, or $1.72 per diluted share. Results for 1999 were especially depressed from record levels of unfairly traded steel imports and higher costs in connection with extensive outages and maintenance costs for planned modernization projects. Net income for 1998 was $120 million, or $.64 per diluted share, including an after-tax charge of $29 million related to closing our Sparrows Point plate mill. Net income for 1997 was $281 million, or $2.03 per diluted share, including an after-tax gain of $113 million related to the sale of our equity interest in Iron Ore Company of Canada (IOC). Excluding the effects of the charge and gain, net income for 1998 was $149 million ($.87 per diluted share) and net income for 1997 was $168 million ($1.11 per diluted share). Sales in 1999 were $3.9 billion compared with $4.5 billion in 1998 and $4.6 billion in 1997.

Lukens Acquisition

In May 1998, we acquired all of the outstanding stock of Lukens Inc. for about $560 million. See Note C, Acquisition of Lukens Inc., to the Consolidated Financial Statements for a description of the composition of the purchase price, assets acquired and method of accounting for the acquisition. The acquisition strengthened our position as the leading producer and supplier of carbon and alloy steel plate products. In addition, we acquired certain stainless steel plate and sheet manufacturing and distribution businesses that we intended to dispose of. Through January 2000, we have sold and liquidated stainless businesses, property and working capital generating net proceeds of about $316 million.

    During 1998, we completed the sale of certain stainless assets to Allegheny Ludlum Corporation (Allegheny) for $175 million. We also entered into agreements with Allegheny to provide it with conversion services to produce stainless steel slabs and coiled plate. We received $105 million in cash, and a non-interest-bearing note for the remaining $70 million that was paid in 1999. In 1999, we sold the stainless distribution business Washington Specialty Metals Corporation for about $70 million, and the stainless sheet operations in Washington, Pennsylvania for about $20 million. In January 2000, we completed our planned divestiture of Lukens' stainless businesses with the sale of the sheet operations in Massillon, Ohio. During this period, we liquidated substantially all stainless related working capital.

    During the fourth quarter of 1998, we closed the Sparrows Point 160-inch plate mill in order to more fully utilize plate facilities at Burns Harbor, Coatesville and Conshohocken to take advantage of the merged facilities' capabilities. In connection with the consolidation of our plate production, we recorded a charge of $35 million ($29 million after tax) during 1998 to write off the net book value of certain equipment and to recognize employee benefit-related costs.

Operating Results

Our loss from operations was $179 million for 1999 compared with income from operations of $225 million (excluding the $35 million charge related to the closing of the Sparrows Point plate mill) for 1998, and $239 million (excluding the $135 million gain related to the sale of our equity interest in IOC) for 1997. Operating results for 1999 declined precipitously from 1998 primarily due to (1) significantly lower realized prices and lower shipments from unprecedented levels of steel imports, especially for plate products, and (2) approximately $70 million of higher operating costs related to planned modernization and maintenance outages, and the temporary idling of our majority-owned iron ore operation located in Hibbing, Minnesota.

    Results declined in 1998 from 1997 primarily due to lower shipments and lower realized prices resulting from high levels of unfairly traded steel imports that flooded the market in the second half of 1998. The reduction of shipments and prices resulting from imports was partially offset by increased shipments resulting from our acquisition of Lukens and by lower costs. Costs improved principally from exiting underperforming businesses, reduced pension expense and improved operating performance at Pennsylvania Steel Technologies, Inc. (PST).

    The effects of changes in average realized steel prices, shipments and product mix on sales during the last two years were as follows:

                   Increase (decrease) from prior year
                                1999              1998
--------------------------------------------------------------------------------

Realized Prices                   (9)%              (2)%
Shipments                         (4)               (1)
Product Mix                       --                --
                                 (13)%              (3)%

Raw steel production was 9.4 million tons in 1999, 10.2 million tons in 1998 and
9.6 million tons in 1997. The decrease in 1999 was due to the reline of our "L" Blast Furnace at Sparrows Point and was partially offset by the full-year impact of the acquisition of Lukens. The increase in 1998 was due to the acquisition of Lukens.

    The Burns Harbor Division shipped 3.7 million tons of sheet and strip products in 1999 compared with 3.6 million tons in 1998 and 3.9 million tons in 1997. Burns Harbor's 1999 operating results declined principally from significantly lower realized prices, caused primarily by unfairly traded steel imports, partially offset by lower costs.

    The Sparrows Point Division shipped 2.7 million tons of sheet and tin mill products in 1999, 2.6 million tons in 1998 and 2.8 million tons in 1997. Sparrows Point's 1999 operating results declined principally from lower realized prices caused primarily by unfairly traded steel imports. Sparrows Point also incurred approximately $60 million of higher operating costs in connection with the reline of its "L" Blast Furnace and certain other planned modernization and maintenance outages.

    Bethlehem Lukens Plate (BLP) shipped 1.7 million tons of plate products in 1999. Bethlehem shipped 1.7 million tons of plate products in 1998, including 425,000 tons from the Coatesville and Conshohocken facilities acquired in the Lukens acquisition, and 1.4 million tons in 1997. The operating profit of our plate products declined due to significantly lower realized prices principally from record levels of unfairly traded steel imports that started in the second half of 1998 and was partially offset by lower costs.

    Results declined slightly at PST in 1999 primarily due to lower rail shipments. Rail consumption was significantly lower in 1999 primarily due to the merger and acquisition activity among the domestic railroads. The adverse effect of lower shipments was almost completely offset by lower costs, which were primarily due to lower raw material scrap prices.

Percentage of Bethlehem's Net Sales by Major Product

                                         1999       1998        1997

Steel mill products:
  Hot rolled sheets                      14.0%      13.3%       14.9%
  Cold rolled sheets                     19.0       16.8        17.2
  Coated sheets                          30.8       28.6        31.5
  Tin mill products                       7.2        6.7         7.4
  Plates                                 20.9       22.3        15.2
  Rail products                           2.7        4.4         4.3
  Other steel mill products               2.6        4.5         4.5
Other products and services
  (including raw materials)               2.8        3.4         5.0
                                        100.0%     100.0%      100.0%
--------------------------------------------------------------------------------

During 1999, our largest customer, General Motors Corporation, accounted for slightly more than 10% of our consolidated net sales.

  Percentage of Steel Mill Product Shipments by Principal Market

(Based on tons shipped)                            1999       1998      1997
--------------------------------------------------------------------------------
Service Centers, Processors and Converters         49.7%      46.9%     46.9%
Transportation
  (including automotive)                           21.3       23.0      24.9
Construction                                       12.9       12.1      11.0
Containers                                          5.4        5.2       5.8
Machinery                                           4.2        4.9       4.7
Other                                               6.5        7.9       6.7
                                                  100.0%     100.0%    100.0%
--------------------------------------------------------------------------------


Liquidity and Capital Structure

At December 31, 1999, total liquidity, comprising cash, cash equivalents and funds available under our credit arrangements, totaled $334 million compared with $479 million at December 31, 1998. At December 31, 1999, funds available under our credit arrangements totaled $235 million.

    Cash provided from operations before funding postretirement benefits in 1999 decreased to $202 million from $487 million in 1998 due to lower earnings, which was partially offset by changes in working capital, principally inventory. Net sales of accounts receivable under our bank credit agreement were $70 million in 1999 and $64 million in 1998. Cash provided from operations before funding postretirement benefits in 1998 decreased to $487 million from $551 million in 1997 due to lower earnings and changes in working capital, principally inventory. Other sources of cash in 1999 included new borrowings of $250 million and asset sales of $184 million. New borrowings included $160 million from our inventory credit agreement, a $60 million short-term loan arrangement for a portion of our Sparrows Point cold mill capital expenditures, and about $28 million of our $50 million construction financing arrangement for the wide-slab casting project at Sparrows Point. Asset sales consisted primarily of the sale of our stainless and distribution assets acquired from Lukens, including the collection of the $70 million note from Allegheny for its purchase of stainless assets in 1998. See Lukens Acquisition above.

    Principal uses of cash during 1999 included capital expenditures, debt payments and pension funding. We contributed $45 million to our pension fund in 1999 compared with $150 million in 1998. Our pension liability decreased to $410 million at December 31, 1999. Over the past six years, our pension liability has been reduced by about $1.2 billion from $1.6 billion at December 31, 1993. We have contributed amounts to our pension fund substantially in excess of amounts required under current law and regulations. Because of these contributions and better than expected earnings performance on our pension fund assets, we currently have a funding standard credit balance that would allow us to defer pension funding for several years, although we presently have no plans to do so.

    Major uses of cash for 2000 are expected to be capital expenditures of about $250 million, pension funding and debt payments. We expect to maintain an adequate level of liquidity during 2000, primarily with operating cash flow, further reductions in inventory, additional asset sales and available funds under our bank and other financing arrangements.

Capital Expenditures

Capital expenditures were $557 million in 1999 compared with $328 million in 1998 and $228 million in 1997.

    Capital expenditures for 1999 included several major projects at Sparrows Point including the reline of the "L" Blast Furnace, upgrades to the BOF shop, continuing construction of a new cold mill complex and preliminary work for the conversion of a continuous slab caster to a continuous wide-slab caster. Other capital expenditures included an investment in new joint ventures, Columbus Coatings Company and Columbus Processing Company, and an equity interest in MetalSite, an Internet marketplace where companies can buy and sell metal products and services. Capital expenditures also included certain improvements we made to the Steckel plate mill in Conshohocken in accordance with our agreement to provide conversion services to Allegheny. See Lukens Acquisition above.

    At December 31, 1999, the estimated cost of completing all authorized capital expenditures was about $410 million compared with $610 million at December 31, 1998. We expect all authorized capital expenditures to be completed during the 2000-2002 period.

Derivative Financial Instruments and Related Market Risk

We are exposed to certain risks associated with the change in foreign currency rates, interest rates and commodity prices. We seek to minimize the potential adverse impact of those market risks through the use of appropriate management techniques including derivative financial instruments. Our exposure to changes in the value of foreign currencies is minimal.

    We are exposed to interest rate risk arising from having certain variable rate financing arrangements, and we use interest rate swaps to fix a portion of the interest rates on these financings. The fair value of these swaps at December 31, 1999 was a liability of $1 million.

    We also use derivative financial instruments to manage the price risk for a portion of our annual requirements for natural gas and zinc and other metals. The fair value of these instruments at December 31, 1999 was an asset of $10 million. These instruments, which have maturity dates that coincide with our expected purchases of the commodities, allow us to establish our cost for the hedged portion of the commodity requirement, which reduces our exposure to future price volatility. To the extent we have not entered into derivative financial instruments, our cost will increase or decrease as the market prices for the commodities rise or fall.

Common Stock Market and Dividend Information

                                  1999 Prices*           1998 Prices*
Period                          High       Low         High        Low
--------------------------------------------------------------------------------

First Quarter                 $10.688     $7.688     $15.500     $ 8.063
Second Quarter                 10.938      7.375      17.125      11.063
Third Quarter                   8.688      6.750      13.438       7.000
Fourth Quarter                  8.500      5.875      10.750       7.313
--------------------------------------------------------------------------------

* The principal market for Bethlehem Common Stock is the New York Stock Exchange. Bethlehem Common Stock is also listed on the Chicago Stock Exchange. The high and low sales prices of Bethlehem Common Stock as reported in the consolidated transaction system are shown in the table. The trading symbol for Bethlehem Common Stock is BS. Bethlehem has not paid a dividend on its Common Stock since the fourth quarter of 1991.

Employees and Employment Costs

At the end of 1999, we had about 15,500 employees compared with about 17,000 employees at the end of 1998 and 15,600 employees at the end of 1997. In May of 1998, we acquired Lukens which had about 3,300 employees. About three-quarters of our employees are covered by our labor agreements with the United Steelworkers of America (USWA).

    On August 1, 1999, Bethlehem and the USWA entered into new five-year labor agreements covering USWA-represented employees at Bethlehem's facilities in Burns Harbor, Lackawanna, Sparrows Point, Coatesville and Steelton. The Burns Harbor and Sparrows Point Divisions continue to be covered by one agreement, while separate agreements were continued for PST and BLP's Coatesville facility.

    The main labor agreement, which expires August 1, 2004, provides for wage increases of $2 per hour over the life of the contract and improved pension benefits. The new contract also aligns profit sharing more closely with Bethlehem's overall financial performance.

    Under the profit sharing provisions of the new 1999 labor agreements, which become effective beginning with plan year 2000, most employees at our steel operations will participate in profit sharing based on 10% of adjusted consolidated annual income before taxes. Under the profit sharing provisions of our 1993 labor agreements, which were effective through plan year 1999, most employees at our steel operations participated in profit sharing based on 8% of adjusted consolidated annual income before taxes, unusual items and expenses applicable to the plan, plus 2% of adjusted profits of certain operations, payable in the following year. A minimum payment of 14 cents per hour worked was required but has been eliminated from the new plan. Profit sharing is also paid to non-represented employees based on specific Corporate and Business Unit plans and performance.

    Under other provisions of the labor agreements, we are required to pay "shortfall amounts" each year up to 10% of the first $100 million and 20% in excess of $100 million of consolidated income before taxes, unusual items and expenses applicable to the shortfall plan. Shortfall amounts, which recently have been averaging $6 million per year, arise when employees terminate employment and ESOP Preference Stock, held in trust for employees for certain wage and benefit payments in prior years, is converted into Common Stock and sold for amounts less than the stated value of the Preference Stock ($32 for Series A and $40 for Series B). We issued approximately 1,500 shares of Series B Preference Stock in 1999 and approximately 18,000 shares in 1998 to a trustee for the benefit of employees for 1998 and 1997. We expect to issue about 80,000 shares in early 2000 for the 1999 plan year.

    We paid about $37 million in 1999 for income-related bonus, profit sharing and shortfall amounts, and expect to pay about $700,000 in early 2000.

Employment Cost Summary *

(Dollars in millions)                     1999      1998       1997

Salaries and Wages                      $  857    $  899     $  914
--------------------------------------------------------------------------------
Employee Benefits:
  Pension Plans:
    Actives                                 54        80         95
    Retirees                               (14)        5         60
  Medical and Insurance:
    Actives                                129       122        135
    Retirees                               152       140        122
  Payroll Taxes                             73        74         74
  Workers' Compensation                     22        27         21
  Savings Plan and Other                    18        20         18
Total Benefit Costs                        434       468        525
Total Employment Costs                  $1,291    $1,367     $1,439
--------------------------------------------------------------------------------

* Excluding Discontinued Stainless Operations

Environmental Matters

We are subject to various federal, state and local environmental laws and regulations concerning, among other things, air emissions, waste water discharges and solid and hazardous waste disposal. During the five years ended December 31, 1999, we spent about $100 million for environmental control equipment. Expenditures for new environmental control equipment totaled approximately $11 million in 1999, $13 million in 1998 and $15 million in 1997. The costs incurred in 1999 to operate and maintain existing environmental control equipment were approximately $115 million (excluding interest costs but including depreciation charges of $14 million) compared with $114 million in 1998 and $112 million in 1997.

    Bethlehem and federal and state regulatory agencies conduct negotiations to resolve differences in interpretation of certain environmental control requirements. In some instances, those negotiations are held in connection with the resolution of pending environmental proceedings. We believe that there will not be any significant curtailment or interruptions of any of our important operations as a result of these proceedings and negotiations. We cannot predict the specific environmental control requirements that we will face in the future. Based on existing and anticipated regulations under present legislation, we currently estimate that capital expenditures for installation of new environmental control equipment will average about $15 million per year over the next two years. However, estimates of future capital expenditures and operating costs required for environmental compliance are subject to numerous uncertainties, including the evolving nature of regulations, possible imposition of more stringent requirements, availability of new technologies and the timing of expenditures.

    Although it is possible that our future results of operations, in particular quarterly or annual periods, could be materially affected by the future costs of environmental compliance, we believe that the future costs of environmental compliance will not have a material adverse effect on our consolidated financial position or on our competitive position with respect to other integrated domestic steelmakers that are subject to the same environmental requirements.

Forward-looking Statements

This Annual Report contains forward-looking statements. The use of the words "expect", "believe", "intent", "should", "plan" and similar words are intended to identify these statements as forward-looking. In accordance with provisions of the Private Securities Litigation Reform Act of 1995, reference is made to
Item 1 of Bethlehem's 1999 Annual Report on Form 10-K, which will be filed before the end of March 2000, and to "Cautionary Statement" of Bethlehem's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on April 24, 1998 for important factors that could cause actual results to differ materially from those projected. Prior to the filing of Bethlehem's 1999 Annual Report on Form 10-K, reference should be made to Bethlehem's 1998 Annual Report on Form 10-K for a discussion of these factors.

Consolidated Statements of Income

                                                                     Year Ended December 31
(Dollars in millions, except per share data)                  1999           1998           1997
Net Sales                                                   $3,914.8       $4,477.8       $4,631.2
------------------------------------------------------------------------------------------------------

Costs and Expenses:
  Cost of sales                                              3,708.8        3,883.2        4,053.3
  Depreciation and amortization (Note A)                       257.5          246.5          231.0
  Selling, administration and general expense                  127.1          123.6          107.9
  Estimated loss (gain) on exiting businesses (Note B)            --           35.0         (135.0)
Total Costs and Expenses                                     4,093.4        4,288.3        4,257.2
------------------------------------------------------------------------------------------------------

Income (Loss) from Operations                                 (178.6)         189.5          374.0

Financing Income (Expense):
  Interest and other financing costs (Note A)                  (51.9)         (55.4)         (47.5)
  Interest income                                                8.3           10.0            9.2
------------------------------------------------------------------------------------------------------

Income (Loss) Before Income Taxes                             (222.2)         144.1          335.7

Benefit (Provision) for Income Taxes (Note D)                   39.0          (24.0)         (55.0)
------------------------------------------------------------------------------------------------------

Net Income (Loss)                                             (183.2)         120.1          280.7

Dividends on Preferred and Preference Stock                     41.2           41.7           41.6

Net Income (Loss) Applicable to Common Stock                $ (224.4)      $   78.4       $  239.1
------------------------------------------------------------------------------------------------------

Net Income (Loss) per Common Share (Note K):
  Basic                                                     $  (1.72)      $   0.64       $   2.13
  Diluted                                                   $  (1.72)      $   0.64       $   2.03
------------------------------------------------------------------------------------------------------

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Consolidated Balance Sheets

                                                                                       December 31
(Dollars in millions, except per share data)                                       1999          1998
--------------------------------------------------------------------------------------------------------
Assets
Current Assets:
Cash and cash equivalents (Note A)                                              $   99.4      $  137.8
Receivables (Notes C and E)                                                        235.0         307.2
Inventories (Notes A and E)
  Raw materials and supplies                                                       292.3         319.9
  Finished and semifinished products                                               572.5         720.7
--------------------------------------------------------------------------------------------------------
  Total inventories                                                                864.8       1,040.6
Other current assets                                                                10.2           9.2
--------------------------------------------------------------------------------------------------------
Total Current Assets                                                             1,209.4       1,494.8
Investments and Miscellaneous Assets                                               123.1          98.0
Property, Plant and Equipment, less accumulated
  depreciation of $4,263.6 and $4,119.4 (Note A)                                 2,899.7       2,655.7
Deferred Income Tax Asset - net (Note D)                                           960.0         920.0
Net Assets of Discontinued Stainless Operations (Note C)                             3.0         100.0
Goodwill, less accumulated amortization of $19.0 and $7.0 (Notes A and C)          341.0         353.0
Total Assets                                                                    $5,536.2      $5,621.5
--------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable                                                                $  427.6      $  417.9
Accrued employment costs                                                           117.2         147.7
Other postretirement benefits (Note G)                                             175.0         160.0
Accrued taxes (Note D)                                                              56.4          53.4
Debt and capital lease obligations (Note E)                                        110.0          44.4
Other current liabilities                                                          147.2         161.8
--------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                        1,033.4         985.2
Pension Liability (Notes B and G)                                                  410.0         415.0
Other Postretirement Benefits (Notes B and G)                                    1,645.0       1,630.0
Long-term Debt and Capital Lease Obligations (Note E)                              754.1         627.7
Deferred Gain (Note F)                                                             117.4         136.0
Other Long-term Liabilities                                                        299.2         338.1
Stockholders' Equity (Notes H, I and J):
Preferred Stock - at $1 per share par value (aggregate liquidation
  preference of $481.2); Authorized 20,000,000 shares                               11.6          11.6
Preference Stock - at $1 per share par value (aggregate liquidation
  preference of $69.4); Authorized 20,000,000 shares                                 2.0           2.2
Common Stock - at $1 per share par value; Authorized 250,000,000;
 Issued 133,588,922 and 132,227,787 shares                                         133.6         132.2
Common Stock - Held in treasury 2,118,615 and 2,080,799 shares at cost             (60.6)        (60.3)
Additional Paid-in Capital                                                       1,961.5       1,991.6
Accumulated Deficit                                                               (771.0)       (587.8)
Total Stockholders' Equity                                                       1,277.1       1,489.5
Total Liabilities and Stockholders' Equity                                      $5,536.2      $5,621.5
--------------------------------------------------------------------------------------------------------


The accompanying Notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

                                                                                           Year Ended December 31
(Dollars in millions)                                                                   1999        1998        1997
------------------------------------------------------------------------------------------------------------------------
Operating Activities:
  Net Income (Loss)                                                                  $(183.2)     $ 120.1     $ 280.7
  Adjustments for items not affecting cash from operating activities:
    Depreciation and amortization (Note A)                                             257.5        246.5       231.0
    Estimated loss (gain) on exiting businesses (Note B)                                  --         35.0      (135.0)
    Deferred income taxes (Note D)                                                     (39.0)        18.0        53.0
    Other - net                                                                          0.6         16.1        28.2
  Working capital (excluding investing and financing activities):
    Receivables - operating                                                            (65.7)        99.4        11.6
    Receivables - net sold (Note E)                                                     70.0         64.0        (6.0)
    Inventories                                                                        175.7        (59.0)      115.6
    Accounts payable                                                                    10.8        (13.1)      (24.5)
    Employment costs and other                                                         (24.7)       (40.5)       (3.7)
Cash Provided from Operations Before Funding Postretirement Benefits                   202.0        486.5       550.9
------------------------------------------------------------------------------------------------------------------------
Funding Postretirement Benefits (Note G):
  Pension funding more than expense                                                     (5.0)       (65.0)     (270.0)

  Retiree healthcare and life insurance benefit payments less than expense              20.0         10.0          --
Cash Provided from Continuing Operating Activities                                     217.0        431.5       280.9
Cash Provided from Operating Activities of
  Discontinued Stainless Operations (Note C)                                             9.6         22.2          --
------------------------------------------------------------------------------------------------------------------------
Investing Activities:
Capital expenditures                                                                  (557.0)      (328.0)     (228.2)
Purchase of Lukens (Note C):
  Paid to Lukens stockholders, net of cash acquired                                       --       (327.8)         --
  Transaction and other related payments                                                (6.6)       (41.4)         --
Cash proceeds from asset sales and other                                               183.6        308.8       191.8
Cash Used for Investing Activities                                                    (380.0)      (388.4)      (36.4)
------------------------------------------------------------------------------------------------------------------------
Financing Activities:
  Borrowings (Note E)                                                                  249.7        201.6         1.9
  Debt and capital lease payments (Note E)                                             (65.1)      (290.4)      (53.4)
  Cash dividends paid (Note J)                                                         (40.4)       (40.4)      (40.4)
  Other payments                                                                       (29.2)       (50.7)      (36.8)
Cash Provided from (Used for) Financing Activities                                     115.0       (179.9)     (128.7)
------------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents                                   (38.4)      (114.6)      115.8
Cash and Cash Equivalents - Beginning of Period                                        137.8        252.4       136.6
                          - End of Period                                            $  99.4      $ 137.8     $ 252.4
------------------------------------------------------------------------------------------------------------------------
Supplemental Cash Flow Information:
Interest paid, net of amount capitalized                                             $  46.1      $  50.2     $  52.6
Income taxes paid (received) - net (Note D)                                              0.7        (14.2)        7.6
Capital lease obligations incurred                                                       7.9           --          --
------------------------------------------------------------------------------------------------------------------------

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Notes to Consolidated Financial
Statements


A. Accounting Policies

Principles of Consolidation - The consolidated financial statements include the accounts of Bethlehem Steel Corporation and all majority-owned subsidiaries and joint ventures.

Cash and Cash Equivalents - Cash equivalents consist primarily of overnight investments, certificates of deposit and other short-term, highly liquid instruments generally with original maturities at the time of acquisition of three months or less. Cash equivalents are stated at cost plus accrued interest, which approximates market.

Inventories - Inventories are valued at the lower of cost (principally FIFO) or market.

Property, Plant and Equipment - Property, plant and equipment is stated at cost. Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense. Gains or losses on dispositions of property, plant and equipment are recognized in income. Interest is capitalized on significant construction projects and totaled $26 million in 1999 and $7 million in both 1998 and 1997.

Our property, plant and equipment by major classification are as follows:

                                        December 31
(Dollars in millions)                  1999        1998
-------------------------------------------------------------------
Land (net of depletion)           $    39.9   $    33.2
Buildings                             651.0       649.2
Machinery and equipment             5,949.8     5,720.7
Accumulated depreciation           (4,263.6)   (4,119.4)
-------------------------------------------------------------------
                                    2,377.1     2,283.7
Construction-in-progress              522.6       372.0
Total                             $ 2,899.7   $ 2,655.7
-------------------------------------------------------------------

Depreciation - Depreciation is based upon the estimated useful lives of each asset group. That life is 18 years for most steel producing assets. Steel producing assets, other than blast furnace linings, are depreciated on a straight-line basis adjusted by an activity factor. This factor is based on the ratio of production and shipments for the current year to the average production and shipments for the current and preceding four years at each operating location. Annual depreciation after adjustment for this activity factor is not less than 75% or more than 125% of straight-line depreciation. Depreciation after adjustment for this activity factor was $10 million less than straight-line in 1999, $1 million less than straight line in 1998 and $5 million more than straight-line in 1997. Through December 31, 1999, $5 million more accumulated depreciation has been recorded under this method than would have been recorded under straight-line depreciation. The cost of blast furnace linings is depreciated on a unit-of- production basis.

Amortization - Goodwill, resulting from the acquisition of Lukens, is being amortized over a 30-year life using the straight-line method. Amortization was $12 million in 1999 and $7 million in 1998. See Note C, Acquisition of Lukens Inc.

Asset Impairment - We periodically evaluate the carrying value of property, plant and equipment and goodwill when events and circumstances warrant such a review. Property, plant and equipment is considered impaired when the anticipated undiscounted future cash flows from a logical grouping of assets is less than its carrying value. In that event, we recognize a loss equal to the amount by which the carrying value exceeds the fair market value of assets (less estimated disposal costs, for assets to be disposed of). See Note B, Estimated (Loss) Gain on Exiting Businesses.

Foreign Currency, Interest Rate and Commodity Price Risk Management - Periodically, we enter into financial contracts to manage risks. We use foreign currency exchange contracts to manage the cost of firm purchase commitments for capital equipment or other purchased goods and services denominated in a foreign currency. We use interest rate swap agreements to fix the interest rate on certain floating rate financings. We use commodity contracts to fix the cost of a portion of our annual requirements for natural gas, zinc and other metals. Generally, foreign currency and commodity contracts are for periods of less than a year. The gains or losses on these contracts are reflected in the cost of goods or services purchased when the contracts are settled. Net payments or receipts on interest rate swaps are reflected in interest expense. Gains or losses on swaps settled or terminated are deferred and amortized to interest expense over the life of the related debt.

  Beginning January 1, 2001, Financial Accounting Standards Board (FASB) Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, requires that we recognize all financial derivative contracts as either assets or liabilities on the balance sheet and measure them at fair value. At December 31, 1999, the fair value of all financial derivative contracts was an asset of $9 million (an asset of $10 million for natural gas and metal contracts, net of a $1 million liability for interest rate swaps). Gains or losses on these contracts, to the extent they have been effective as hedges, will continue to be recognized when they are settled. Gains or losses on interest rate swaps settled or terminated will no longer be deferred but recognized in income immediately. Adoption of Statement No. 133 is not expected to have a material impact on our operating results or financial position.

Environmental Expenditures - Environmental expenditures that increase the life or efficiency of property, plant and equipment, or that will reduce or prevent future environmental contamination are capitalized. Expenditures that relate to existing conditions caused by past operations and have no significant future economic benefit are expensed. Environmental expenses are accrued at the time the expenditure becomes probable and the cost can be reasonably estimated. We do not discount any recorded obligations for future remediation expenditures to their present value nor do we record recoveries of environmental remediation costs from insurance carriers and other third parties, if any, as assets until their receipt is deemed probable.

Revenue Recognition - We recognize substantially all revenues when products are shipped to customers and risks of ownership change.

Use of Estimates - In preparing these financial statements, we make estimates and use assumptions that affect some of the reported amounts and disclosures. See, for example, Note D, Taxes; Note F, Commitments and Contingent Liabilities; and Note G, Postretirement Benefits. In the future, actual amounts received or paid could differ from those estimates.

B. Estimated (Loss) Gain on Exiting Businesses

In 1998, we recorded a $35 million ($29 million after-tax, or $.23 per diluted share) charge in connection with closing the Sparrows Point 160-inch plate mill. This loss included $25 million for the net book value of certain assets and $10 million for employee benefit related costs ($5 million for pensions, $2 million of postretirement benefits other than pensions, and $3 million for severance and other benefits).

In 1997, we sold our 37.57 percent interest in the Iron Ore Company of Canada for about $145 million. This sale resulted in a gain of $135 million ($113 million after tax, or $.92 per diluted share).

C. Acquisition of Lukens Inc.

On May 29, 1998, Bethlehem acquired all of the outstanding capital stock of Lukens Inc. The aggregate purchase price of $560.6 million comprised cash of $327.8 million, the issuance of 15.1 million shares of Bethlehem Common Stock valued at $184.8 million, and transaction related costs of $48.0 million. The acquisition was accounted for as a purchase. Accordingly, Lukens' results are included in the Consolidated Financial Statements from the date of acquisition.

The fair value (in millions) of the assets acquired and liabilities assumed is as follows:

Current assets                              $ 187.8
Property, plant and equipment                 265.1
Net assets of discontinued stainless and
 distribution businesses                      316.0
Deferred tax asset, other                      70.4
Goodwill                                      360.0
Current liabilities                          (110.0)
Postretirement benefit liabilities           (230.0)
Debt                                         (268.5)
Other long-term liabilities                   (30.2)
Purchase price, net of cash acquired        $ 560.6
------------------------------------------------------------------------

Through January 2000, we have completed our planned divestiture of the stainless and distribution businesses acquired in the Lukens purchase for amounts essentially equal to $316 million. Since the date of acquisition, these operations were accounted for as discontinued operations and incurred operating losses of about $36 million. The net assets of these businesses are shown separately on the balance sheet and consist primarily of property, plant and equipment and working capital.

The unaudited pro forma combined historical results (excluding stainless and distribution businesses) as if Lukens had been acquired at the beginning of 1997 are estimated to be:

                                               December 31
(Dollars in millions, except per share)        1998      1997
-------------------------------------------------------------------------
Net Sales                                  $4,717.5  $5,147.7
Income from Operations                        200.1     404.3
Net Income                                    121.4     286.2

Net Income Per Share:
 Basic                                     $    .62  $   1.92
 Diluted                                        .62      1.86
-------------------------------------------------------------------------

D. Taxes
Our benefit (provision) for income taxes are as follows:

(Dollars in millions)                     1999   1998    1997
-------------------------------------------------------------------------
Federal - deferred                       $  39  $ (18)  $ (53)

Federal, state and foreign - current        --     (6)     (2)
Total benefit (provision)                $  39  $ (24)  $ (55)
-------------------------------------------------------------------------

The benefit (provision) for income taxes differs from the amount computed by applying the federal statutory rate to pre-tax income (loss). The computed amounts and the items comprising the total differences are as follows:

(Dollars in millions)            1999     1998     1997
-------------------------------------------------------------------------
Pre-tax income (loss):
United States                   $(223)  $  142   $  333
Foreign                             1        2        3
Total                           $(222)  $  144   $  336
-------------------------------------------------------------------------
Computed amounts                $  78   $  (50)  $ (118)

Change in valuation allowance     (39)      25       55
Percentage depletion                6        6        5
Goodwill amortization              (4)      (3)      --
Dividend received deduction        --       --        3
Other differences - net            (2)      (2)      --
Total benefit (provision)       $  39   $  (24)  $  (55)
-------------------------------------------------------------------------

The components of our net deferred income tax asset are as follows:

                                          December 31
(Dollars in millions)                     1999     1998
-------------------------------------------------------------------------
Temporary differences:
Employee benefits                       $  865   $  855
Depreciable assets                        (290)    (315)
Other                                      200      200
-------------------------------------------------------------------------

Total                                      775      740

Operating loss carryforward                490      465
Alternative minimum tax credits             35       35
-------------------------------------------------------------------------
Deferred income tax asset                1,300    1,240
Valuation allowance                       (340)    (320)
Deferred income tax asset - net         $  960   $  920
-------------------------------------------------------------------------

Temporary differences represent the cumulative taxable or deductible amounts recorded in our financial statements in different years than recognized in our tax returns. Our employee benefits temporary difference includes amounts expensed in our financial statements for postretirement pensions, health care and life insurance that become deductible in our tax return upon payment or funding in qualified trusts. The depreciable assets temporary difference represents principally cumulative tax depreciation in excess of financial statement depreciation. Other temporary differences represent principally various expenses accrued for financial reporting purposes that are not deductible for tax reporting purposes until paid. At December 31, 1999, we had regular tax net operating loss carryforwards of about $1.4 billion and alternative minimum tax loss carryforwards of about $600 million. A regular net operating loss of about $65 million is expected to expire when we file our 1999 federal tax return later in 2000. Regular federal tax net operating loss carry-forwards of about $145 million and $220 million will expire in 2000 and 2001, with the balance expiring in varying amounts from 2005 through 2019, if we are unable to use the amounts in the related federal income tax returns. Under certain conditions involving future changes in Bethlehem's ownership, Section 382 of the Internal Revenue Code could substantially reduce and limit the annual utilization of our net operating loss carryforwards.

FASB Statement No. 109, Accounting for Income Taxes, requires that we record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." It further states, "forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years." The ultimate realization of this deferred tax asset depends on our ability to generate sufficient taxable income in the future. Excluding estimated (losses) gains on exiting businesses, Bethlehem has reported net income for five of the past six years, and has undergone substantial restructuring and made strategic capital expenditures during the last several years. Also, we have tax planning opportunities that could affect taxable income including selection of depreciation methods and lives, sales of assets and timing of contributions to our pension trust fund.

Based on our current outlook for 2000, 2001 and beyond, we believe that our deferred tax asset will be realized by future operating results together with tax planning opportunities. However, our significant net operating loss carryforwards and future tax deductions from temporary differences make it appropriate to record a valuation allowance. Accordingly, we have provided a valuation allowance equal to 50% of the deferred tax asset related to our operating loss carry-forward and certain temporary differences. We have provided a valuation allowance for other postretirement benefits, except for the temporary differences of $1,555 million as of January 1, 1992 (See Note G, Postretirement Benefits) and of $195 million assumed in connection with the acquisition of Lukens (See Note C, Acquisition of Lukens Inc.). If we have a tax loss in any year in which our tax deduction for other postretirement benefits exceeds our financial statement expense, the tax law currently provides for a 20-year carryforward of that loss against future taxable income. Because we should have sufficient time to realize these future tax benefits, we believe a valuation allowance is not appropriate for the deferred tax asset related to these temporary differences for other postretirement benefits.

If we are unable to generate sufficient taxable income in the future through operating results or tax planning opportunities, we will be required to reduce our net deferred tax asset through a charge to income tax expense (reducing our stockholders' equity). On the other hand, if we achieve sufficient profitability to use all of our deferred income tax asset, we will reduce the valuation allowance through a reduction in income tax expense (increasing our stockholders' equity).

In addition to income taxes, we incurred costs for certain other taxes as follows:

(Dollars in millions)                  1999         1998        1997
------------------------------------------------------------------------------
Employment taxes                     $ 73.3      $  73.8      $ 74.0
Property taxes                         34.2         34.4        26.5

State taxes and other                  11.7         12.2        11.9
Total other taxes                    $119.2      $ 120.4      $112.4
------------------------------------------------------------------------------

E. Debt and Capital Lease Obligations
                                                           December 31
(Dollars in millions)                                   1999         1998
------------------------------------------------------------------------------
Notes and loans:
5.69% - 5.99% Galvanizing lines financing            $  37.4       $ 74.9
10-3/8%, Due 2003                                      105.0        105.0
7-5/8%, Due 2004                                       150.0        150.0
6-1/2%, Due 2006                                        75.0         75.0
2% - 9.64%, Due 2000-2009                                4.7          7.5
Cold mill financing, LIBOR plus 1.925%, Due 2000        60.0           --
Wide-slab caster financing, LIBOR plus 3%,
          Due 2000-2004                                 28.3           --
Inventory credit agreement, LIBOR plus
          1.125%, Due 2003                             140.0           --

Debentures:

6-7/8%, Due 1999                                          --          4.0
8-3/8%, Due 2001                                        41.6         41.6
8.45%, Due 2005                                         90.2         90.8

Pollution control and industrial revenue bonds:
7-1/2% - 8%, Due 2015-2024                             128.9        128.9
Capital lease obligations                                7.6           --
Unamortized debt discount                               (4.6)        (5.6)
------------------------------------------------------------------------------
Total                                                  864.1        672.1
Amounts due within one year                           (110.0)       (44.4)
Long-term                                            $ 754.1       $627.7
------------------------------------------------------------------------------

Maturities and sinking fund requirements for the next five years are $110 million in 2000, $58 million in 2001, $20 million in 2002, $265 million in 2003, and $167 million in 2004. At December 31, 1999 and 1998, the estimated fair value of our debt was not materially different from the recorded amounts.

The galvanizing lines financing is collateralized by such equipment at our Sparrows Point and Burns Harbor Divisions and will be repaid in 2000.

The 10-3/8% Notes are senior in right of payment to all existing and future subordinated indebtedness of Bethlehem. As unsecured senior obligations, the Notes will effectively be subordinate to secured indebtedness of Bethlehem. These Notes contain covenants that impose certain limitations on our ability to incur or repay debt, to pay dividends and make other distributions on or redeem capital stock, or to sell, merge, transfer or encumber assets. See Note J, Stockholders' Equity.

We have a credit arrangement, through June 2003, with a group of 15 domestic and international banks for $660 million, $150 million of which can be used for letters of credit. The arrangement consists of a $340 million receivables sale/purchase agreement through a wholly-owned special purpose subsidiary and a $320 million secured inventory credit agreement.

As of December 31, 1999, we had sold to the banks an ownership interest in trade receivables of $288 million in exchange for $212 million in cash, $12 million in letters of credit and required reserves of $64 million. The receivables were sold at a discount, based on defined short-term, investment grade, interest rates and a fixed fee per annum for the letters of credit. The banks are required to pay us cash for the face amount of the letters of credit upon expiration. We pay a .15% per annum fee on the daily available commitment.

Receivables from banks are for cash and required reserves that will be returned to us upon expiration of the letters of credit and liquidation of receivable ownership. Supplemental information on the receivable balances at December 31, 1999 and 1998 follows:

                             December 31
(Dollars in millions)        1999     1998
------------------------------------------------------------------------------
Trade and other            $178.1   $193.3
Notes                         0.8     65.6
Banks                        75.7     68.3
Allowances                  (19.6)   (20.0)
Total receivables - net    $235.0   $307.2
------------------------------------------------------------------------------

Under the secured credit agreement, inventories are pledged as collateral for any borrowings and letters of credit. Borrowings under the agreement are subject to collateral coverage requirements and incur interest based on defined short-term interest rates. We had $140 million of borrowings outstanding under this agreement at December 31, 1999. We pay a .375% per annum fee on the daily available commitment.

Our secured credit agreement and galvanizing lines financing agreements contain restrictive covenants that require Bethlehem to maintain a minimum adjusted consolidated tangible net worth. At December 31, 1999, our adjusted tangible net worth as defined by these agreements exceeded the more restrictive of these requirements by about $300 million.

At December 31, 1999, outstanding interest rate swap agreements with notional amounts totaling $56 million effectively fix a portion of the interest rate on our floating rate financings at 5.75% to 8.70%. These interest rate swap agreements expire in 2000 and 2001.

F. Commitments and Contingent Liabilities

In July 1998, we sold the No. 1 Coke Oven Battery at Burns Harbor and entered into nine-year agreements to operate the facility and purchase about 800,000 tons of coke per year through year 2008. During 1999, we purchased 857,000 tons of coke at a cost of $103 million. The gain on the sale of about $160 million was deferred and is being recognized over the nine year life of the operating and purchase agreements. In 1999, $18 million of the gain was recognized as a reduction in cost of goods sold.

In April 1997, we sold our interest in the Iron Ore Company of Canada (IOC) and entered into a 14-year agreement to purchase up to 1.8 million tons of iron ore per year through the year 2004 and about 500,000 tons in the years 2005 through 2011. In 1999, we purchased iron ore from IOC at a cost of $45 million.

We, along with other parties, have guaranteed the debt of certain joint ventures totaling $85 million as of December 31, 1999.

At December 31, 1999, we had outstanding approximately $40 million of purchase orders for additions and improvements to our properties.

The domestic steel industry is subject to various environmental laws and regulations imposed by federal, state and local governments. Because of the continuing evolution of the specific regulatory requirements and available technology to comply with the requirements, we cannot reasonably estimate the future capital expenditures and operating costs required to comply with these laws and regulations. Although it is possible that our future operating results in a particular quarterly or annual period could be materially affected by the future costs of environmental compliance, we believe that such costs will not have a material adverse effect on our consolidated financial position or on our competitive position with respect to other integrated domestic steelmakers subject to the same environmental requirements.

In the ordinary course of our business, we are involved in various pending or threatened legal actions. In our opinion, adequate reserves have been recorded for losses that are likely to result from these proceedings. If such reserves prove to be inadequate, however, we would incur a charge to earnings that could be material to the results of operations in a particular future quarterly or annual period. We believe that any ultimate liability arising from these actions will not have a material adverse effect on our consolidated financial position.

Future minimum payments under noncancellable operating leases at December 31, 1999 were $27 million in 2000, $29 million in 2001, $25 million in 2002, $23 million in 2003, $22 million in 2004 and $106 million thereafter. Total rental expense under operating leases was $35 million, $41 million and $40 million in 1999, 1998 and 1997.

G. Postretirement Benefits

We have noncontributory defined benefit pension plans that provide postretirement benefits for substantially all our employees. Defined benefits are based on years of service and the five highest consecutive years of pensionable earnings during the last ten years prior to retirement or a minimum amount based on years of service. We fund annually the amount required under ERISA minimum funding standards plus additional amounts as appropriate. In addition, we currently provide other postretirement benefits for health care and life insurance to most employees and their dependents.

The following sets forth the plans' funded status at our valuation date together with certain actuarial assumptions used and the amounts recognized in our consolidated balance sheets and income statements:

                                                                       Pension Benefits           Other Benefits
(Dollars in millions)                                                  1999      1998             1999     1998
----------------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
Projected benefit obligation - beginning of year                      $6,255    $5,495          $ 2,430   $2,055
Current service cost                                                      60        55               11        9
Interest cost                                                            405       407              158      153
Actuarial adjustments                                                   (254)      379              305      191
Lukens acquisition                                                        --       460               11      195
1999 plan amendments                                                     218        --               20       --
Other                                                                     --         4               --        2
Benefits / administration fees paid                                     (569)     (545)            (185)    (175)
Projected benefit obligation - November 30                             6,115     6,255            2,750    2,430
----------------------------------------------------------------------------------------------------------------------
Change in plan assets:
Fair value of plan assets - beginning of year                          5,915     4,930              120      120
Actual return on plan assets                                             709       959               --        9
Lukens acquisition                                                        --       425               --       10
Employer contributions                                                    42       153               --       --

Benefits / administration fees paid                                     (576)     (552)             (20)     (19)
Fair value of plan assets - November 30                                6,090     5,915              100      120
----------------------------------------------------------------------------------------------------------------------

Unfunded projected benefit obligation                                     25       340            2,650    2,310
Unrecognized:
 Net actuarial gain (loss)                                               785       315             (810)    (520)
 Initial net obligation                                                  (71)     (105)              --       --
 Prior service from plan amendments                                     (329)     (142)             (20)      --
December accruals / contributions - net                                   --         7               --       --
----------------------------------------------------------------------------------------------------------------------
Total recognized obligation at December 31                               410       415            1,820    1,790
Current                                                                   --        --             (175)    (160)
----------------------------------------------------------------------------------------------------------------------

Long-term                                                             $  410    $  415   $        1,645   $1,630

                                                                   Pension Benefits            Other Benefits
(Dollars in millions)                                         1999      1998      1997    1999     1998     1997
----------------------------------------------------------------------------------------------------------------------
Components of net expense:
Current service cost                                         $  60    $   55    $   48   $  11   $    9   $    7
Interest cost                                                  405       407       395     158      153      148
Expected return on plan assets                                (496)     (447)     (375)     (7)      (9)     (11)
Amortizations:
 Initial net obligation                                         34        34        34      --       --       --
 Plan amendments                                                29        29        29      --       --       --
 Actuarial loss                                                 --        --        --      23       12        6
PBGC, Multiemployer, other                                       8         7        24      15       15       15
----------------------------------------------------------------------------------------------------------------------
Net expense                                                  $  40    $   85    $  155   $ 200   $  180   $  165

Assumptions:

Expected return on plan assets                                8.75%     9.00%     9.00%   6.75%   7.375%    9.00%
Discount rate - expense                                       6.75%    7.375%     7.75%   6.75%   7.375%    7.75%
Discount rate - projected obligation                          8.00%     6.75%    7.375%   8.00%    6.75%   7.375%
Rate of compensation increase                                 2.90%     3.10%     3.10%   2.90%    3.10%    3.10%
Trend rate
 - beginning next year                                         n/a       n/a       n/a     9.5%     5.0%     6.0%
 - ending rate                                                 n/a       n/a       n/a     4.5%     4.6%     4.6%
 - ending year                                                 n/a       n/a       n/a    2010     2001     2001

  As a result of recent actuarial losses from trend rates, retirement ages and mortality and our 1999 agreement with the United Steelworkers of America that expires in 2004, we performed a detailed review of expected future retiree health care costs in 1999. This review resulted in changing our expected future health care trend rates, retirement ages and mortality at November 30, 1999. Based on the November 30, 1999 unfunded projected benefit obligations, we expect our 2000 expense for pensions to be about $55 million and other postretirement benefits to be about $264 million. A one percentage point change in assumed health care cost trend rates would have an effect of $20 million on total service and interest cost components of the 2000 other postretirement benefits expense and of $220 million on the November 30, 1999 projected benefit obligation for other postretirement benefits.

H. Stockholder Rights Agreement

We have a Stockholder Rights Agreement under which holders of Common Stock have rights to purchase a new series of Preference Stock or, under certain circumstances, additional shares of Common Stock. When exercisable under clause
(1) of the following sentence, each right entitles the holder to purchase one one-hundredth of a share of Series A Junior Participating Preference Stock at an exercise price of $60 per unit, and when exercisable under clauses (2) or (3) of the following sentence, each right entitles the holder (other than the acquirer) to purchase, for the right's exercise price, a number of shares of Common Stock (or, in certain circumstances, other consideration) worth twice the right's exercise price. The rights will become exercisable if (1) a person or group commences a tender or exchange offer that would result in such person or group owning 15% or more of the Common Stock, (2) a person or group acquires 15% or more of Common Stock or (3) a person or group acquires 5% or more of Common Stock and makes a filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Subsequently, upon the occurrence of certain events, holders of rights will be entitled to purchase Common Stock of Bethlehem or a third-party acquirer worth twice the right's exercise price. We may redeem the rights under certain circumstances at one cent per right. If the rights are not redeemed or extended, they will expire in October 2008.

I. Stock Options

At December 31, 1999, we had options outstanding under Plans approved by our stockholders in 1988, 1994 and 1998. New options can be granted only under the 1998 Plan, which reserved 5,000,000 shares of Common Stock for such use. At December 31, 1999, options on 2,605,300 shares of Common Stock were available for granting. Under the plans, the option price is the fair market value of our Common Stock on the date the option is granted. Options issued under the 1998 Plan become exercisable one to four years after the date granted and expire ten years from the date granted. Exercisable options may be surrendered for the difference between the option price and the quoted market price of the Common Stock on the date of surrender. Depending on the circumstances, option holders receive either Common Stock, cash, or a combination of Common Stock and cash. Because of the surrender component in our options, related expense is recognized periodically based on the difference between the option price and current quoted market prices. Compensation expense recognized and weighted average fair value for the options granted in 1999, 1998 and 1997 were not material.

At the time of our merger with Lukens, all outstanding and unexercised stock options of Lukens converted into options to purchase Bethlehem Common Stock and immediately vested.

Changes in options outstanding during 1999, 1998 and 1997 were as follows:

                                                            Weighted
                                           Number of         Average
                                            Options           Price
----------------------------------------------------------------------------

Balance December 31, 1996                  3,491,650           $17
 Granted                                     656,200             8
 Terminated or canceled                     (377,100)           17
----------------------------------------------------------------------------
Balance December 31, 1997                  3,770,750            15
 Granted                                     736,250            15
 Assumed in Lukens acquisition             3,834,539             9
 Terminated or canceled                     (240,576)           20
 Surrendered or exercised                 (2,880,665)            9
----------------------------------------------------------------------------
Balance December 31, 1998                  5,220,298            14
 Granted                                   1,074,950             9
 Terminated or canceled                     (318,506)           18

 Surrendered or exercised                   (294,665)            9
Balance December 31, 1999                  5,682,077           $13
----------------------------------------------------------------------------

Options exercisable at the end of 1999, 1998 and 1997 were 3,884,315; 3,379,823 and 2,083,250.

Information on our stock options at December 31, 1999 follows:

Range of                   Number of       Average       Average         Number of      Average
Exercise                     Options      Exercise   Contractual           Options     Exercise
Prices                   Outstanding         Price          Life       Exercisable        Price
---------------------------------------------------------------------------------------------------------------
 $6.41 - 8.61              1,131,534         $   8       7 Years           807,834      $   8
 9.23 - 11.12              1,020,117            10       8 Years           250,167         10
 12.38 - 14.53             1,643,093            14       5 Years         1,490,043         14
 15.25 - 16.47               784,823            15       8 Years           233,761         15
 17.625 - 20.375           1,102,510            19       3 Years         1,102,510         19
Total                      5,682,077            13       6 Years         3,884,315         14
---------------------------------------------------------------------------------------------------------------

J. Stockholders' Equity

                                     Preferred Stock   Preference Stock    Common Stock       Common Stock       Additional
(Shares in thousands and dollars     $1.00 Par Value   $1.00 Par Value    $1.00 Par Value   Held in Treasury  Paid-In  Accumulated
in millions, except per share data)  Shares   Amount   Shares   Amount    Shares    Amount  Shares  Amount    Capital    Deficit
------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1996            11,623    $11.6    2,518     $ 2.5   113,851   $113.9   2,018  $(59.7)   $ 1,886.3    $(988.6)
Net income for year                                                                                                          280.7
Dividends on Preferred Stock                                                                                      (40.4)
Preference Stock:
 Stock dividend                                           124       0.1                                            (0.1)
 Issued                                                    35                                                       0.3
 Converted                                               (331)     (0.3)      331      0.3
Common Stock:
 Acquired                                                                                       39    (0.3)
 Issued                                                                       866      0.8                          7.9
------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1997            11,623     11.6    2,346       2.3   115,048    115.0   2,057   (60.0)     1,854.0     (707.9)
Net income for year                                                                                                          120.1
Dividends on Preferred Stock                                                                                      (40.4)
Preference Stock:
 Stock dividend                                           116       0.1                                            (0.1)
 Issued                                                    18       0.1                                             0.1
 Converted                                               (305)     (0.3)      305      0.3
Common Stock:
 Acquired                                                                                       24    (0.3)
 Issued                                                                    16,875     16.9                        178.0
Balance December 31, 1998            11,623     11.6    2,175       2.2   132,228    132.2   2,081   (60.3)     1,991.6     (587.8)
Net loss for year                                                                                                           (183.2)
Dividends on Preferred
 Stock                                                                                                            (40.4)
Preference Stock:
 Stock dividend                                           108       0.1                                            (0.1)
 Issued                                                     3                                                       0.1
 Converted                                               (276)     (0.3)      276      0.3
Common Stock:
 Acquired                                                                                       38    (0.3)
 Issued                                                                     1,085      1.1                         10.3
Balance December 31, 1999            11,623    $11.6    2,010     $ 2.0   133,589   $133.6   2,119  $(60.6)  $  1,961.5    $(771.0)
------------------------------------------------------------------------------------------------------------------------------------

In all years presented, total non-owner changes in equity was the same as net income or loss.

 Preferred and Preference Stock issued and outstanding:

                                                       December 31
(Shares in thousands)                                 1999     1998
----------------------------------------------------------------------------
Preferred Stock -Authorized 20,000 shares

$5.00 Cumulative Convertible Preferred Stock           2,500  2,500

$2.50 Cumulative Convertible Preferred Stock           4,000  4,000
$3.50 Cumulative Convertible Preferred Stock           5,123  5,123

Preference Stock - Authorized 20,000 shares
Series "A" 5% Cumulative Convertible Preference Stock  1,383  1,514
Series "B" 5% Cumulative Convertible Preference Stock    627    661
----------------------------------------------------------------------------

Each share of $3.50 Cumulative Convertible Preferred Stock issued in 1993 is convertible into 2.39 shares of Common Stock, subject to certain events. Each share of the $5.00 Cumulative Convertible Preferred Stock and the $2.50 Cumulative Convertible Preferred Stock issued in 1983 is convertible into 1.77 and .84 shares of Common Stock, subject to certain events.

In accordance with our labor agreements, we issue Preference Stock to a trustee under the Employee Investment Program. Series "A" and Series "B" of Preference Stock have a cumulative dividend of 5% per annum payable at our option in cash, Common Stock or additional shares of Preference Stock. Each share of Preference Stock is entitled to vote with Common Stock on all matters and is convertible into one share of Common Stock.

Under the covenants of our 10-3/8% Notes, we can pay future dividends on our Common Stock, among certain other restrictions, only if such cumulative dividends do not exceed the aggregate net cash proceeds from the sale of capital stock plus 50% of our consolidated net income and minus 100% of our consolidated net loss since the second quarter of 1993, excluding certain restructuring charges and other adjustments. The amount available at December 31, 1999 under this covenant was about $280 million.

  K. Earnings Per Share
The following presents the details of our earnings per share calculations:

(Shares in thousands and dollars in millions, except per share data)      1999       1998       1997
------------------------------------------------------------------------------------------------------
Basic Earnings Per Share
Net income (loss)                                                       $ (183.2)  $  120.1   $  280.7
Less dividend requirements:
 $2.50 preferred dividend-cash                                             (10.0)     (10.0)     (10.0)
 $5.00 preferred dividend-cash                                             (12.5)     (12.5)     (12.5)
 $3.50 preferred dividend-cash                                             (17.9)     (17.9)     (17.9)
 5% preference dividend-stock                                               (0.8)      (1.3)      (1.2)
------------------------------------------------------------------------------------------------------
                         Total preferred and preference dividends          (41.2)     (41.7)     (41.6)
Net income (loss) applicable to Common Stock                            $ (224.4)  $   78.4   $  239.1
Average Shares of Common Stock outstanding                               130,199    122,585    112,439
Basic Earnings Per Share                                                $  (1.72)  $   0.64   $   2.13
------------------------------------------------------------------------------------------------------
(Shares in thousands and dollars in millions, except per share data)        1999       1998       1997

Diluted Earnings Per Share
Net income (loss)                                                       $ (183.2)  $  120.1   $  280.7
Less dividend requirements:
 $2.50 preferred dividend-cash                                             (10.0)     (10.0)     (10.0)
 $5.00 preferred dividend-cash                                             (12.5)     (12.5)     (12.5)
 $3.50 preferred dividend-cash                                             (17.9)     (17.9)        --
 5% preference dividend-stock                                               (0.8)        --         --
Net income (loss) applicable to Common Stock                            $ (224.4)  $   79.7   $  258.2
------------------------------------------------------------------------------------------------------
Average shares of Common Stock equivalents
and other potentially dilutive securities outstanding:
Common Stock                                                             130,199    122,585    112,439
 Stock Options                                                                 *        429         --
 $2.50 Preferred Stock                                                         *          *          *
 $5.00 Preferred Stock                                                         *          *          *
 $3.50 Preferred Stock                                                         *          *     12,255
 5% Preference Stock                                                           *      2,175      2,346
 Total                                                                   130,199    125,189    127,040
Diluted Earnings Per Share                                             $   (1.72)  $   0.64   $   2.03
------------------------------------------------------------------------------------------------------

* Antidilutive

L. Quarterly Financial Data (Unaudited)

(Dollars in millions, except per share data)                            1999                                       1998
                                                        1Q       2Q       3Q         4Q         1Q         2Q        3Q         4Q
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                           $959.5   $984.8   $958.3   $1,012.2   $1,132.5   $1,189.7  $1,143.1   $1,012.5

Cost of sales                                        888.4    915.5    962.0      942.9      957.0    1,008.8     988.4      929.0
Net income (loss)                                    (25.6)   (29.7)   (89.8)     (38.1)      68.6       37.6      37.1      (23.2)
Net income (loss) per Common Share
  - basic                                           $(0.28)  $(0.31)  $(0.77)  $  (0.37)  $   0.51   $   0.23  $   0.21   $  (0.26)
  - diluted                                         $(0.28)  $(0.31)  $(0.77)  $  (0.37)  $   0.49   $   0.23  $   0.21   $  (0.26)
------------------------------------------------------------------------------------------------------------------------------------

Report of Independent Auditors

To the Board of Directors
and Stockholders of
Bethlehem Steel Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and of cash flows present fairly, in all material respects, the financial position of Bethlehem Steel Corporation and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


1177 Avenue of the Americas
New York, NY 10036
January 26, 2000

Five-Year Financial and Operating Summaries

(Dollars in millions, except per share data)              1999         1998         1997         1996          1995
---------------------------------------------------------------------------------------------------------------------
Earnings Statistics
Net sales                                            $ 3,914.8    $ 4,477.8    $  4,631.2   $  4,679.0    $ 4,867.5

Costs and Expenses:
   Employment costs                                    1,291.0      1,367.0       1,439.0      1,555.0      1,683.5
   Materials and services                              2,499.0      2,593.2       2,683.8      2,680.6      2,592.7
   Depreciation and amortization                         257.5        246.5         231.0        268.7        284.0
   Taxes (other than employment and income taxes)         45.9         46.6          38.4         38.1         38.4
   Estimated loss (gain) on exiting businesses              --         35.0        (135.0)       465.0           --
Total Costs and Expenses                               4,093.4      4,288.3       4,257.2      5,007.4      4,598.6
---------------------------------------------------------------------------------------------------------------------


Income (loss) from operations                           (178.6)       189.5         374.0       (328.4)       268.9
Financing income (expense):
   Interest and other financing costs                    (51.9)       (55.4)        (47.5)       (53.3)       (60.0)
   Interest income                                         8.3         10.0           9.2          5.9          7.7
Benefit (provision) for income taxes                      39.0        (24.0)        (55.0)        67.0        (37.0)
---------------------------------------------------------------------------------------------------------------------
Net income (loss)                                       (183.2)       120.1         280.7       (308.8)       179.6
Dividends on Preferred and Preference Stock               41.2         41.7          41.6         41.9         42.4
Net income (loss) applicable to Common Stock         $  (224.4)   $    78.4    $    239.1   $   (350.7)   $   137.2
---------------------------------------------------------------------------------------------------------------------

Net income (loss) per Common share

   - basic                                           $   (1.72)   $    0.64    $    2.13    $    (3.15)   $    1.24
   - diluted                                         $   (1.72)   $    0.64    $    2.03    $    (3.15)   $    1.23
---------------------------------------------------------------------------------------------------------------------
Balance Sheet Statistics
Cash and cash equivalents                            $    99.4    $   137.8    $    252.4   $    136.6    $   180.0
Receivables, inventories and other current assets      1,110.0      1,357.0       1,211.6      1,351.8      1,345.8
Current liabilities                                   (1,033.4)      (985.2)       (910.8)      (957.4)    (1,049.6)
---------------------------------------------------------------------------------------------------------------------
Working capital                                      $   176.0    $   509.6    $    553.2   $    531.0    $   476.2
Current ratio                                              1.2          1.5           1.6          1.6          1.5


Property, plant and equipment - net                  $ 2,899.7    $ 2,655.7    $  2,357.7   $  2,419.8    $ 2,714.2
Total assets                                           5,536.2      5,621.5       4,802.6      5,109.9      5,700.3
Total debt and capital lease obligations                 864.1        672.1         493.4        546.7        638.3
Stockholder's  equity                                  1,277.1      1,489.5       1,215.0        966.0      1,238.3
Total debt as a percent of invested capital               40%          31%           29%          36%          34%
---------------------------------------------------------------------------------------------------------------------
Other Statistics
Capital expenditures                                 $   557.0    $   328.0    $    228.2   $    259.0    $   266.8
Raw steel production capability
   at year end (net tons in thousands)                  11,300       11,300       10,500       10,500        11,500
Raw steel production (net tons in thousands)             9,406       10,191        9,599        9,447        10,449
Steel products shipped (net tons in thousands)           8,416        8,683        8,802        8,782         8,986
Pensioners receiving benefits at year end               74,600       74,300       70,400       70,100        71,000
Average number of employees
   receiving pay (excluding stainless employees)        15,500       15,900       16,400       17,800        19,500
Common Stock outstanding at
   year end (shares in thousands)                      131,027      129,490      112,991      111,834       110,708
Common stockholders at year end                         33,000       35,000       35,000       37,000        39,000
---------------------------------------------------------------------------------------------------------------------